Exhibit 1.1

AMENDMENT NO. 1 TO
MEMBERSHIP INTERESTS PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this “Amendment”), is made and entered into as of April 11, 2025, by and among Royalty Pharma Holdings Ltd., a limited company formed under the Laws of England and Wales (“Buyer”), Royalty Pharma PLC, a public limited company formed under the laws of England and Wales (“Buyer Parent”), and Pablo Legorreta, as seller representative (the “Seller Representative”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in that certain Membership Interests Purchase Agreement, dated January 10, 2025, by and among Royalty Pharma Manager, LLC, a Delaware limited liability company formerly known as Royalty Pharma, LLC (the “Company”), RP Management, LLC, a Delaware limited liability company (“RPM”), the Seller Representative and the other sellers party thereto, and Buyer (the “Purchase Agreement”).

WHEREAS, pursuant to Section 11.9 of the Purchase Agreement, the provisions of Purchase Agreement may not be amended except by an instrument in writing and signed by Buyer and the Seller Representative; and

WHEREAS, as of the date of this Amendment, the parties hereto desire to amend the Purchase Agreement in accordance with the terms set forth in this Amendment.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as set forth below:

1.           Amendments to the Purchase Agreement.

a.	The clause (i) of the preamble of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(i)        ROYALTY PHARMA MANAGER, LLC, a Delaware limited liability company formerly known as Royalty Pharma, LLC (the “Company”);”

b.	The preamble of the Purchase Agreement is hereby amended to add, as a Party, Buyer Parent, by including a new clause (vi), in numerical order, as follows:

“(vi)       Royalty Pharma PLC, a public limited company formed under the laws of England and Wales (“Buyer Parent”).”

c.	A new recital is hereby added immediately following the fifth recital of the Purchase Agreement:

“WHEREAS, the Sellers have agreed to subscribe for, and Buyer Parent has agreed to allot and issue, a number of Buyer Parent B Shares upon the terms and subject to the conditions set forth in this Agreement (the “Share Subscription”);”

d.	The sixth recital of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“WHEREAS, the board of directors of Buyer Parent (the “Board”), including a majority of the disinterested directors on the Board, has (i) determined that it is fair to, and in the best interests of the Buyer for the benefit of its shareholders as a whole and Buyer Parent for the benefit of its shareholders as a whole for each of the Buyer and the Buyer Parent to enter into this Agreement, (ii) approved and declared advisable this Agreement and the execution, delivery and performance by each of the Buyer and the Buyer Parent of this Agreement and the transactions contemplated hereby, (iii) approved allotment and issuance of the Buyer Parent B Shares contemplated hereby, (iv) directed that the approval of this Agreement (including the transactions contemplated hereby) be submitted to a vote at a meeting of the shareholders of Buyer Parent, and (v) recommended that the shareholders of Buyer Parent approve this Agreement and approve the transactions hereby on the terms and subject to the conditions set forth in this Agreement;”

e.	The title of Article I of the Purchase Agreement is hereby amended to include the wording “and Subscription for Parent B Shares” after “Purchase and Sale of the Company Units.”

f.	A new Section 1.2 shall be added to Article I of the Purchase Agreement as follows:

“1.2       SHARE SUBSCRIPTION. Subject to the terms and conditions hereof, and in reliance on the representations, warranties and agreements set forth in this Agreement, at the Closing (a) each Seller shall subscribe for such number of Buyer Parent B Shares as is equal to the number of Buyer Shares they receive as part of the Closing Consideration, and (b) the Buyer Parent shall allot and issue the relevant Buyer Parent B Shares to the Sellers. The Sellers shall subscribe for the Buyer Parent B Shares to be issued in accordance with this Section 1.2 at their nominal value of US$0.000001 each (the “Subscription Price”), with the Subscription Price to be paid by each Seller to the Buyer Parent in cash at the Closing, against receipt of which the relevant Buyer Parent B Shares will be fully paid.”

g.	Section 2.2(c) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(c)       At least three (3) Business Days prior to the Closing, the Seller Representative shall prepare and deliver to the Buyer (i) an estimated consolidated balance sheet of the Company as of the Effective Time, prepared in good faith in accordance with the Accounting Principles (the "Estimated Closing Date Balance Sheet"), (ii) a written payment instruction for each applicable Seller, and (iii) a certificate (the "Company Closing Certificate") specifying in reasonable detail the following: (A) good faith estimates of the Aggregate Cash Consideration and the amount of each component and subcomponent thereof, calculated in accordance with the definition thereof in  Article X and based on the Estimated Closing Date Balance Sheet and in a manner consistent with the Accounting Principles (the "Estimated Aggregate Cash Consideration"), together with reasonably detailed supporting documentation therefor and the amounts and wire transfer details for the payees in respect of all Unpaid Transaction Costs, (B) the applicable portion of the Aggregate Cash Consideration to be wired to each applicable Seller, (C) the applicable number of Buyer Shares, or depositary receipts representing such Buyer Shares, to be delivered to, or for the benefit of, each applicable Seller in respect of the Aggregate Stock Consideration and (D) the applicable number of Buyer Parent B Shares to be subscribed for by each applicable Seller pursuant to the Share Subscription, in each case in clauses (B), (C) and (D), in accordance with a schedule allocating such amounts in accordance with the Company's Fundamental Documents or as otherwise determined by the Seller Representative and reasonably acceptable to Buyer (an "Allocation Schedule") to be delivered by the Seller Representative to the Buyer together with the Company Closing Certificate. Buyer may, until one Business Day prior to the Closing Date, provide the Seller Representative with comments to the Company Closing Certificate, and the Company shall consider such comments in good faith provided, that, the Parties agree that the Company is under no obligation to accept such comments. In the event that the Company agrees with any such comments, the Company shall update the Company Closing Certificate to reflect such agreement. Seller Representative, RPM and the Company shall reasonably cooperate with Buyer and its Representatives in the review and comment on the Company Closing Certificate and shall promptly provide Buyer and its Representatives (i) all supporting documentation reasonably requested by Buyer in connection with Buyer's review of the preliminary and final Company Closing Certificate and (ii) reasonable access to RPM' s and the Company's books and records (including financial records, work papers, schedules, memoranda and supporting documents and calculations) and reasonable access to Company employees, in each case, used to prepare the Company Closing Certificate prior to Closing. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Buyer or its Affiliates, (i) it is expressly acknowledged and agreed that Buyer and its Affiliates shall be entitled to rely on the Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) in no event shall Buyer or its Affiliates have any Liability to any Person (including the Sellers Representative and each of the Sellers) in connection with any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule and the allocation set forth therein or payments made by any Person (including Buyer and its Affiliates) in accordance therewith.”

h.	Section 2.3(a)(viii) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(viii)    the Support Services Agreement duly executed and delivered by the Company, Royalty Pharma Sub-Manager, LLC and RPM and effective as of the Closing;”

i.	Section 2.3(a)(xii) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(xii)     evidence reasonably satisfactory to the Buyer of the clearance of each of the Company and Royalty Pharma Sub-Manager, LLC, its wholly-owned subsidiary, by the Central Bank of Ireland (the “Central Bank”) for appointment as a non-EU alternative investment fund manager and discretionary investment manager of Irish authorized Qualified Investor Alternative Investment Funds which have been authorized pursuant to European Union (Alternative Investment Fund Managers) Regulations 2013 (S.I. No. 257 of 2013), which implement Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund (such clearance to be granted by the Central Bank in accordance with the notification process contemplated pursuant to ID1086 of the current edition of the Central Bank AIFMD Questions and Answers (49th edition, dated 27 November 2023) and any related guidance published by the Central Bank).”

j.	A new clause (c) shall be added to Section 2.3 of the Purchase Agreement as follows:

“(c)        At Closing, in connection with the implementation of the Share Subscription:

(i)       each of the Sellers shall pay or procure the payment of the respective Subscription Price due in respect of their subscription for Buyer Parent B Shares in cash to the Buyer Parent; and

(ii)       Buyer Parent shall issue the Buyer Parent B Shares to or for the benefit of the Sellers, as may be agreed with the relevant Seller.”

k.	Section 2.7 of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“The Parties agree that, notwithstanding anything to the contrary herein, the Aggregate Stock Consideration and Aggregate Buyer Parent B Shares delivered to the Sellers, including for the further benefit of the Individual Equityholders, shall be subject to vesting and forfeiture in accordance with the applicable terms and conditions set forth on Section  2.7 of the Disclosure Schedule; provided, that, any Aggregate Stock Consideration and Aggregate Buyer Parent B Shares received by any Sellers other than Legorreta and RPM I and, if applicable, the Individual Equityholders, for which the corresponding units of RP MIP have vested prior to the Closing shall not be subject to any additional vesting requirements (the “Prior Vested Amounts”). To the extent the Individual Equityholders directly receive Aggregate Stock Consideration and Aggregate Buyer Parent B Shares other than Aggregate Stock Consideration and Aggregate Buyer Parent B Shares in respect of Prior Vested Amounts, each such Individual Equityholder's receipt of any Aggregate Stock Consideration and Aggregate Buyer Parent B Shares will be subject to and contingent upon each such Individual Equityholder's prior execution of an agreement between, amongst others, the relevant Individual Equityholder and the Buyer in a form reasonably satisfactory to Buyer and Seller Representative, setting forth (i) the vesting and forfeiture conditions set forth on Section 2.7 of the Disclosure Schedule applicable to such Individual Equityholder, (ii) restrictive covenants substantially consistent with such Individual Equityholder's existing restrictive covenant obligations and which entitle Buyer Parent and its Affiliates to all remedies available by law or equity in the event of a breach of such covenants (including the right to injunctive relief in the event of a breach) and (iii) such other terms and conditions consistent with those set forth on Section 2.7 of the Disclosure Schedule (the “Stock Consideration Agreement”). Any such Aggregate Stock Consideration and Aggregate Buyer Parent B Shares which is forfeited by the applicable holder shall, automatically and without any action required by any party, be redesignated as a Buyer Deferred Share and a Buyer Parent Deferred Share, respectively (except as otherwise expressly set forth on Section  2.7(d) of the Disclosure Schedules).”

l.	Section 4.6 of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“4.6        INVESTMENT. Such Seller is accepting the Buyer Shares and Buyer Parent B Shares for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Such Seller has made, independently and without reliance on Buyer and Buyer Parent (except to the extent that such Seller has relied on the representations and warranties of Buyer and Buyer Parent in this Agreement), its own analysis of the Buyer Shares and Buyer Parent B Shares for the purpose of accepting the Buyer Shares and Buyer Parent B Shares, and such Seller has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Such Seller acknowledges that the Buyer Shares and Buyer Parent B Shares are not registered pursuant to any securities Laws and that none of the Buyer Shares and Buyer Parent B Shares may be transferred, except pursuant to a registration statement or an applicable exemption under the Securities Act. Such Seller is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.”

m.	Article V of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“Article V
Representations and Warranties of Buyer and Buyer Parent

Each of Buyer and Buyer Parent represents and warrants severally to the Sellers as of the date hereof and as of the Closing as follows:

5.1       ORGANIZATION. Each of Buyer and Buyer Parent is a limited company duly formed, validly existing and in good standing under the Laws of England and Wales and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions. Each of Buyer and Buyer Parent is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to prevent or materially delay the consummation of the Closing.

5.2       AUTHORITY. Each of Buyer and Buyer Parent has full power and authority to execute and deliver each Document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of the Documents and all related Transactions and to perform its respective obligations under the Documents. Each Document to which the Buyer or Buyer Parent is a party has been duly authorized by all necessary action on the part of the Buyer or Buyer Parent, as applicable, and has been duly executed and delivered by the Buyer or Buyer Parent, as applicable, and constitutes the valid and legally binding obligation of the Buyer or Buyer Parent, as applicable, (assuming that such Document has been duly and validly authorized, executed and delivered by the other parties thereto), enforceable against the Buyer or Buyer Parent, in accordance with its terms and conditions, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights.

5.3       NON-CONTRAVENTION. Neither the execution, delivery and performance of the Documents by Buyer or Buyer Parent, as the case may be, nor the consummation of the Transactions, shall (a) violate any Law as to which Buyer or Buyer Parent, as applicable, is subject, (b) violate any provision of the Fundamental Documents of the Buyer or Buyer Parent, as applicable, or (c) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a default) under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of Buyer or Buyer Parent, as applicable, or to a loss of any benefit to which Buyer or Buyer Parent, as applicable, is entitled under, any Contracts to which Buyer or Buyer Parent, as applicable, is a party or by which any of the assets of Buyer or Buyer Parent, as applicable, is bound, except, in the case of clause (c), as would not reasonably be expected to prevent or materially delay the consummation of the Closing. Buyer or Buyer Parent, as applicable, is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any consent or approval of any other Person in order for Buyer or Buyer Parent, as applicable, to consummate the Transactions, except as would not reasonably be expected to prevent or materially delay the consummation of the Closing.

5.4       BROKERS. No investment banker or finder is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer or Buyer Parent, as applicable.

5.5       SUFFICIENCY OF FUNDING. Buyer has and will at the Closing have sources of immediately available funds to enable Buyer to make the payment required to be made at the Closing. Buyer acknowledges that its obligation to consummate the Transactions contemplated by this Agreement is not subject to any financing contingency or condition.

5.6     LEGAL PROCEEDINGS. There are no Proceedings pending or, to Buyer's or Buyer Parent’s knowledge, as applicable, threatened against or by the Buyer or its Affiliates, or Buyer Parent or its Affiliates, as applicable (a) relating to the Transactions, (b) that challenge or seek to prevent, enjoin or otherwise delay the Transactions or (c) if adversely determined, would impair the ability of the Buyer to perform its obligations under this Agreement and the other Documents to which it is or will be a party.

5.7       NO RELIANCE. Each of Buyer and Buyer Parent has reviewed and has had access to all documents, records, and information, as well as facilities of the Business and key employees of the Business Entities, which it desired to review in connection with its decision to enter into the Documents to which Buyer or Buyer Parent, as applicable, is a party and to consummate the Transactions. In deciding to enter into this Agreement and the other Documents, and to consummate the Transactions, Buyer or Buyer Parent, as applicable, has relied solely upon its own knowledge, independent investigation, review and analysis, examination, inspection and determination (and that of its Representatives) with respect thereto, and not on any disclosure or representation made by, or any duty to disclose on the part of, the Sellers, any Business Entity, or the Affiliates of any of the foregoing, or the Representatives of any of the foregoing, other than the representations and warranties made by the Company, RPM and the Sellers expressly contained in Article III and Article IV or in any other Document.

5.8    NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V OR IN ANY OTHER DOCUMENT, EACH OF THE BUYER AND THE BUYER PARENT, AS APPLICABLE, HAS NOT MADE, AND EACH OF THE BUYER AND THE BUYER PARENT, AS APPLICABLE, HEREBY DISCLAIMS, ANY AND ALL EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, CONCERNING THE BUYER OR THE BUYER PARENT, AS APPLICABLE, INCLUDING ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO SELLERS, THE BUSINESS ENTITIES OR THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, ESTIMATES, BUDGETS, FORECASTS OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED BY ANY REPRESENTATIVE OF THE BUYER OR ANY OF ITS AFFILIATES).”

n.	Section 7.17(a) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(a)       From and after the Closing, subject to the remainder of this Section 7.17, the Company and its Subsidiaries shall cease to be insured by RPM' s and its Subsidiaries' insurance policies or by any of their respective self-insurance programs, and RPM and its Subsidiaries shall retain all rights to control all of its insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs.”

o.	A new Section 7.22 shall be added to Article VII of the Purchase Agreement as follows:

“7.22          TRANSFER OF BUYER PARENT B SHARES AND BUYER SHARES. Each Seller severally (and not jointly) undertakes not to transfer a Buyer Parent B Share, a Buyer Share or any depositary receipt or other security representing either of the foregoing unless, as part of such transfer, the relevant Seller transfers the same number of (i) Buyer Parent B Shares, (ii) Buyer Shares or (iii) depositary receipts or other securities representing either of the same, as applicable, to the same transferee as part of one single transaction; provided, that, no Buyer Parent B Share, Buyer Share or any depositary receipt or other security representing either of the foregoing (or any right with respect thereto) may be transferred or encumbered before such shares are vested in accordance with Section 2.7 other than (A) a transfer from RP MIP to an Individual Equityholder in accordance with and subject to Section 2.7 or (B) a transfer by Legorreta or RPM I; provided, further, that, in the case of subclause (B), any such Buyer Parent B Shares, Buyer Shares or any depositary receipt or other security representing either of the foregoing (or any right with respect thereto) shall remain subject to the same vesting conditions as were applicable immediately prior to the transfer.”

p.	The following definitions set forth in Article X of the Purchase Agreement are hereby amended and restated in their entirety as follows:

““Buyer Parent” has the meaning assigned to such term in the preamble to this Agreement.

“Requisite Approval” means (a) approval and authorization by special resolution of the shareholders of Buyer Parent of (i) the entry into this Agreement, the other Documents and the Transactions, (ii) the grant of allotment authority for the issue of (A) such number of additional Class A shares of Buyer Parent as will be sufficient to allow for the exchange in full of an aggregate number of Class B Shares of Buyer equivalent to the number of Buyer Shares issued pursuant to the Closing Consideration into such Class A shares, and (B) such number of Buyer Parent B Shares as is sufficient to satisfy the requirements of the Share Subscription, and (ii) the adoption of amended and restated articles of association of Buyer Parent, (b) approval by separate class consent of the Buyer Parent B Shares of the adoption of the amended and restated articles of association of Buyer Parent, (c)(i) approval and authorization delivered as of the date hereof by ordinary resolution of the shareholders of Buyer of the entry into this Agreement, the other Documents and the Transactions and the grant of allotment authority for the issue of the Buyer Shares pursuant to the Closing Consideration, and (ii) approval by special resolution of the shareholders of Buyer of the adoption of the amended and restated articles of association of Buyer in form and substance reasonably satisfactory to the Buyer and Seller Representative (the “A&R Articles of Association”), and (d) approval by separate class consent of the holder of the Class C share of Buyer of the adoption of the A&R Articles of Association.

“Support Services Agreement” means a services agreement by and among the Company, Royalty Pharma Sub-Manager, LLC and RPM in form and substance reasonably satisfactory to the Buyer and Seller Representative.

“Transactions” means the transactions contemplated by this Agreement, including the execution, delivery and performance of each of the Documents and the consummation of the New RPM Reorganization, the Share Subscription and the Closing.”

q.	The following new definitions are hereby added to Article X of the Purchase Agreement in the appropriate alphabetical order:

““Aggregate Buyer Parent B Shares” means the 24,530,266 Buyer Parent B Shares, to be delivered to the Sellers as part of the Share Subscription.”

“Buyer Parent B Shares” means the voting class B ordinary shares of Buyer Parent, nominal value US$0.000001 per share.

“Buyer Parent Deferred Shares” means “deferred shares” of Buyer Parent having the rights set forth in the articles of association of Buyer Parent.

“Share Subscription” has the meaning assigned to such term in the preamble to this Agreement.”

r.	The definition of “Deferred Shares” under Article X of the Purchase Agreement is hereby renamed “Buyer Deferred Shares”.

s.	Section 11.7 of the Purchase Agreement is hereby amended to include the wording “or the Buyer Parent” after “If to the Buyer.”

2.          Continuing Effectiveness; Entire Agreement.  Except as expressly modified by this Amendment, the Purchase Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be deemed an amendment to the Purchase Agreement and shall become effective when executed and delivered by the parties hereto. Upon the effectiveness of this Amendment, all references in the Purchase Agreement to “the Agreement” or “this Agreement,” as applicable, shall refer to the Purchase Agreement, as modified by this Amendment. This Amendment shall not constitute a release, waiver or discharge by Buyer of any past, present or future claim, in law or in equity, asserted or unasserted, express or implied, known or unknown, matured or unmatured, contingent or vested, of any kind or nature or description whatsoever, that Buyer had, presently has or may hereafter have or claim or assert to have against the RPM, the Company or the Sellers, or Buyer’s reliance on any specific facts or legal theories, all of which are hereby expressly reserved. This Amendment constitutes the entire agreement between and among the parties hereto with respect to the subject matter hereof, and supersedes in their entirety all prior negotiations and agreements with respect to such subject matter, whether written or oral.

3.           Miscellaneous.  The provisions of Article XI of the Purchase Agreement are hereby incorporated into this Amendment by reference and shall be applicable to this Amendment for all purposes mutatis mutandis.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the day and year first above written.

BUYER:

ROYALTY PHARMA HOLDINGS LTD.

By:	/s/ George W. Lloyd
Name: George W. Lloyd
Title: Director

BUYER PARENT:

ROYALTY PHARMA PLC

By:	/s/ David C. Hodgson
Name: David C. Hodgson
Title: Director

[Signature Page to Amendment No. 1 to Purchase Agreement]

SELLER REPRESENTATIVE:

/s/ Pablo Legorreta
Pablo Legorreta

[Signature Page to Amendment No. 1 to Purchase Agreement]